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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          CAPTEC NET LEASE REALTY, INC.
                          -----------------------------
               (Exact name of registrant as specified in charter)

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
          Delaware                                                  38-336833
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(State or other jurisdiction                                        (IRS employer
       of incorporation)                                           identification no.)

                24 Frank Lloyd Wright, Ann Arbor, Michigan 48106
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               (Address of principal executive offices) (Zip code)

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
If this form relates to the registration of a class                 If this form relates to the registration of a class of
of securities pursuant to Section 12(b) of the Exchange Act         securities pursuant to Section 12(g) of the Exchange Act
and is effective pursuant to General Instruction A.(c), please      and is effective pursuant to General Instruction A.(d),
check the following box. __ _                                       please check the following box.  _x_

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
Securities Act registration statement file number to which this form relates:                        Not applicable
                                                                                                     --------------
                                                                                                     (If applicable)
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        Securities to be registered pursuant to Section 12(b) of the Act:

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
                                                                                             Name of each exchange
                      Title of each class                                                   on which each class is
                      to be so registered                                                      to be registered
                      -------------------                                                      ----------------

                        Not applicable                                                          Not applicable
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        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                         -------------------------------
                                (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

           On September 17, 1999, the Board of Directors of Captec Net Lease Realty, Inc., a Delaware corporation (the "Company"), adopted a Stockholder Rights Agreement (the "Rights Agreement"). The following description of the Rights (as defined herein) does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the exhibits thereto, which are incorporated herein by reference.

           Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock") to stockholders of record as of the close of business on October 11, 1999 (the "Record Date") and for each share of Common Stock issued between the Record Date and the Distribution Date (as defined herein). Each Right entitles the registered holder thereof to purchase from the Company a unit (a "Preferred Unit") consisting of one one-thousandth of a share of Class A Series 1999-A Cumulative Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a cash exercise price of $45.00 per Preferred Unit (the "Exercise Price"), subject to adjustment.

           Initially, the Rights are not exercisable and are attached to and trade with the Common Stock outstanding as of, and all Common Stock issued after, the Record Date. The Rights will separate from the Common Stock, separate certificates will be distributed to holders of the Common Stock and the Rights will become exercisable upon the earlier of (i) the close of business on the 10th calendar day following the first public announcement (the date of that announcement, the "Stock Acquisition Date") that a person or a group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Stock (an "Acquiring Person"), or (ii) the close of business on the 10th business day following the commencement of a tender offer or exchange offer that would result, upon its consummation, in a person or group becoming the beneficial owner of 15% or more of the outstanding Common Stock (the earlier of (i) and (ii), the "Distribution Date"). The Rights Agreement exempts from the definition of Acquiring Person any person who the Board of Directors determines acquired in excess of 15% of the Common Stock inadvertently, if that person promptly divests itself of enough Common Stock to reduce the number of shares beneficially owned by that person to below the 15% threshold. The Rights Agreement provides that, FREAM No. 17 LLC will not become an Acquiring Person solely as a result of an acquisition of shares acquired under its agreements entered into with the Company in March 1999.

           Until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights): (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will include a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by that certificate.

           The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 17, 2009, unless previously redeemed or exchanged by the Company as described below.

           As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued prior to the Distribution Date will be issued with Rights.

           Upon a Stock Acquisition Date, provision will be made so that each holder of a Right (other than an Acquiring Person or associates or affiliates thereof, whose Rights will become null and void) thereafter has the right to receive upon exercise that number of Preferred Units having a market value of two times

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the exercise price of the Right (that right being referred to as the
"Subscription Right"). If, at any time following the Stock Acquisition Date: (i) the Company consolidates with, or merges with and into, any Acquiring Person or any associate or affiliate thereof, and the Company is not the continuing or surviving corporation, (ii) any Acquiring Person or any associate or affiliate thereof consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of that merger and, in connection with that merger, all or part of the Common Stock is changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold or otherwise transferred, each holder of a Right will thereafter have the right to receive, upon exercise, capital stock of the acquiring company having a market value equal to two times the exercise price of the Right (that right being referred to as the "Merger Right"). Each holder of a Right will continue to have the Merger Right whether or not that holder has exercised the Subscription Right, but Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

           At any time after a Stock Acquisition Date, the Board of Directors may, at its option, exchange Common Stock or Preferred Units for all or any part of the then outstanding and exercisable Rights (which excludes Rights held by an Acquiring Person) at an exchange ratio of one share of Common Stock or one Preferred Unit per Right. However, the Board of Directors generally will not be empowered to effect any such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock.

           The Exercise Price payable, and the number of Preferred Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to in (i) and (ii)).

           With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Preferred Units. If the Company elects not to issue fractional Preferred Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

           The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration considered appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the close of business on the calendar day after the Stock Acquisition Date, and (ii) the expiration date of the Rights Agreement. Immediately upon any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

           The Rights Agreement may be amended by the Board of Directors in its sole discretion until the earlier of the Distribution Date and the date on which the rights become nonredeemable, as described above. After the earlier of those two dates, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or associates or affiliates thereof).

           Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the

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distribution of the Rights will not be taxable to stockholders or to the
Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Preferred Units, other securities of the Company or other consideration, or for capital stock of an acquiring company.

           The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a transaction not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company, since the Rights Agreement may be amended prior to the Distribution Date, as described above, and the Rights may be redeemed until the calendar day after a Share Acquisition Date, as described above.

Item 2.    Exhibits

Exhibit 1  Rights Agreement

Exhibit 2 Form of Certificate of Designation of Rights and Preferences of a Class of Preferred Stock of Captec Net Lease Realty, Inc. (filed as Exhibit A to the Rights Agreement)

Exhibit 3  Form of Right Certificate (filed as Exhibit B to the Rights
           Agreement)

Exhibit 4 Summary of Rights to Purchase Preferred Stock (filed as Exhibit C to the Rights Agreement)



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                                    SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CAPTEC NET LEASE REALTY, INC.

Date: October 20, 1999                   By:  /S/ W. Ross Martin
                                              ---------------------------
                                              W. Ross Martin
                                              Chief Financial Officer and
                                              Executive Vice President


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                                  EXHIBIT INDEX

Exhibit 1  Rights Agreement

Exhibit 2 Form of Certificate of Designation of Rights and Preferences of a Class of Preferred Stock of Captec Net Lease Realty, Inc. (filed as Exhibit A to the Rights Agreement)

Exhibit 3  Form of Right Certificate (filed as Exhibit B to the Rights
           Agreement)

Exhibit 4 Summary of Rights to Purchase Preferred Stock (filed as Exhibit C to the Rights Agreement)